

Mail Stop 4628

January 25, 2018

James M. Trimble
Interim Chief Executive Officer and President
Sailfish Energy Holdings Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508

> **Re: Sailfish Energy Holdings Corporation**
> **Registration Statement on Form S-4**
> **Filed December 29, 2017**
> **File No. 333-222341**

Dear Mr. Trimble:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 11

1. Please revise to disclose that New Talos will be a controlled company as defined under NYSE listing rules following the closing of the transactions.

2. As Apollo Management and Riverstone will be the controlling stockholders of New Talos upon closing of the transactions, please expand your disclosure to provide more information about these entities, including greater details about their relationship with Talos Energy. Also revise to disclose the conflicts that may arise between the interests of Apollo Management and Riverstone and the other stockholders of New Talos.

Risk Factors, page 35

New Talos will be required to meet a minimum work program expressed in work units during a four-year exploration period…, page 43

3.   We note your disclosure that as the Consortium completes the minimum work program under the PSCs, the amount of the financial guarantee will be reduced accordingly beginning after the second anniversary of entering into the PSCs. As September 4, 2017 marked the second anniversary of entering into the PSCs, please revise to disclose whether the $143 million financial guarantee has been reduced. We further note the disclosure that the activities performed on Block 7 have satisfied the minimum work program on Block 7, subject to CNH's certification. Please disclose whether activities have been performed on Block 2 and whether the Consortium is on track to meet the minimum work program required by the PSCs by September 4, 2019.

4.   Please include a risk factor addressing the impact of the exclusive venue provision in the New Talos charter on stockholders of the combined company.

Background of the Transactions, page 72

5.   We note that Stone Energy proposed that Stone Energy stockholders own 39% of the combined company in response to Talos Energy's initial proposal that Stone Energy Stockholders own 35%. Please discuss how Stone Energy's board determined the equity value underlying this equity ownership structure.

6.   For your discussion in this section, please define "liability management proposal" here.

7.   Please revise to describe the terms of Stone Energy's (as prepared by Akin Gump) initial liability management proposal and Talos Energy's (as prepared by Paul Weiss) initial counterproposal.

8.   Disclosure on page 82 states that Akin Gump updated Mr. Goldman regarding the comments from Franklin and MacKay Shields on the transactions. In addition to the terms expressed by Franklin Advisers on August 14, please describe the material comments proposed by Franklin Advisers and MacKay Shields on August 23. Please also describe the revised terms of the liability management proposal which Paul Weiss sent to Akin Gump on October 4, 2017.

9.   Please describe the material terms of Talos Energy's omnibus proposal delivered on October 19, November 7 and November 10.

Operational benefits and enhanced asset portfolio, page 94

10.   Please quantify the potential operational and financial synergies, and related assumptions briefly described in the third bulleted point.

Opinion of Stone's Financial Advisor, page 98

Discounted Cash Flow Analysis, page 101

11.   Please revise to disclose the reasons that Petrie selected the applied discount rates ranging from 9% to 30%. In addition, please quantify the material assumptions that were used in the analysis.

Comparable Transactions Analysis, page 102

Precedent Transactions for Stone Energy and Talos Energy, page 102

12.   Please revise to disclose the multiples implied from the precedent transactions that were used to derive the transaction multiples applied to the assets of Stone Energy and Talos Energy, respectively.

13.   Please revise to explain why Petrie utilized risked research analyst estimates of net asset value for certain of Talos Energy's Mexico assets.

Precedent Transactions – Oil & Gas Corporate Transactions, page 103

14.   We note that many of the transaction multiples applied in this analysis appear to be outside the range of the transaction multiples implied by the precedent transactions. Please explain how Petrie selected the transaction multiples applied.

Capital Market Comparison Analysis, page 106

15.   We note that many of the market value multiples applied in this analysis appear to be outside the range of the trading multiples implied by the peer group. Please explain how Petrie selected the market value multiples applied.

Going Concern Analysis, page 108

16.   Please revise to disclose the reasons Petrie selected the terminal EBITDA multiples applied. In addition, please quantify the material assumptions used in the analysis.

Certain Updates, page 108

17. Please expand to describe the financial forecast error and revised going concern analysis that were provided to Stone Energy's board on December 28, 2017 to correct the error in the management projections that Talos Energy provided to Petrie for its use in its financial analyses and opinion.

18. Please disclose all additional material projections that Petrie presented to Stone Energy's board in connection with the rendering of its opinion, including any projections that Petrie prepared based on management projections provided to Petrie by Stone Energy and Talos Energy.

Regulatory Matters Related to the Transactions, page 114

19. We note your disclosure that the parties filed the required notification under the HSR Act and the rules thereunder on December 13, 2017 and that the applicable waiting period was early terminated on December 22, 2017. We further note your disclosure on page 115 that the parties' obligations to complete the Transactions "are also conditioned on the receipt of any antitrust/competition law approvals required by the laws of Mexico." Please also disclose whether the parties have made any filings required for antitrust/competition law approval under Mexico law.

Material U.S. Federal Income Tax Consequences Of The Merger, page 117

20. Please revise the statement on page 118 to clarify that it is your assumption that a U.S. holder of Stone Energy common stock that receives shares of New Talos common stock in the Merger will not recognize any gain or loss upon the exchange of shares of Stone Energy common stock for shares of New Talos common stock in the Merger. For guidance, refer to Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission's website.

Certain Agreements Related to the Transactions, page 148

21. We note the disclosure on page FS-16 and FS-45 regarding a Service Fee Agreement between Talos Energy and its sponsors, Apollo and Riverstone. Please revise your disclosure in this section to summarize the material terms of this agreement. Refer to Item 18(a)(7)(iii) of Form S-4 and Item 404(a) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 155

Unaudited Pro Forma Condensed Combined Balance Sheet, page 158

22.   Please revise your presentation to include a column depicting the historical balance sheet of Stone Energy as of September 30, 2017 followed by a separate column for the pro forma adjustments giving effect to the business combination. In addition, please present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

23.   As Stone Energy is identified as the acquiree, please ensure your pro forma adjustments include the elimination of its stockholder's equity accounts in your presentation of the business combination on the pro forma balance sheet.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 159

Note 1 – Basis of Presentation, page 159

Preliminary Estimated Purchase Price Allocation, page 160

24.   We note your disclosure in which you state a 10% and 20% increase in the trading price of the Stone Energy common shares would change the purchase price by approximately $58 million or $116 million, respectively. Please disclose how the purchase price allocation would be impacted by this range of possible outcomes. In addition, please tell us why your sensitively analysis does not address possible decreases in the stock price.

25.   Refer to pro forma adjustment (c). Please present the adjustment to depletion attributable to the Stone Energy divesture of the Appalachia Properties in the Stone Energy Pro Forma Adjustments column, or explain why the combining of this adjustment with the Business Combination adjustments is more preferable.

26.   Refer to pro forma adjustment (n). Please disclose how you calculated the number of shares of common stock outstanding for purposes of computing pro forma earnings per share on a basic and diluted basis.

Pro Forma Supplemental Oil and Natural Gas Reserve Information, page 162

Pro Forma Estimated Quantities of Proved Oil, Natural Gas and NGL Reserves, page 163

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves, page 163

27.   We note disclosure of Stone Energy Historical reserves and standardized measure of discounted future net cash flows which include pro forma adjustments related to the divestiture of Stone Energy's Appalachia Properties as if the sale occurred on January 1, 2016. We are unable to reconcile these pro forma adjustments with the disclosure contained in your Form 10-K for the fiscal year ended December 31, 2016. Provide us with the figures reconciling the total proved, proved developed and proved undeveloped reserves by individual product type and the individual line items used in the calculation of the standardized measure disclosed in Form 10-K at the beginning and end of the fiscal year ended December 31, 2016 to the corresponding figures presented on page 163.

28.   Expand the disclosure relating to the changes in total proved reserves for Talos Energy and for Stone Energy to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Comparison of Stockholder Rights and Corporate Governance Matters, page 165

29.   Please describe for us the material differences between the current rights of Talos Energy stockholders, the acquiror, and New Talos stockholders, which significantly affect shareholder rights. We note that the New Talos charter and bylaws will include an exclusive venue and staggered board provisions.

Business, page 183

Talos Energy, page 183

Mexico, page 187

30.   Tell us the specific factors you considered under Regulation S-K supporting the disclosure of volumes (oil-in-place) other than reserves in a filing made with the Commission. See the Instruction to Item 1202 of Regulation S-K.

31.   Clarify for us whose ownership interests are represented in the "gross" estimate of oil in-place, e.g. Talos Energy's participation interest or the aggregate interests of the consortium partners as a whole. Furthermore, clarify for us the extent that the "gross" figures would be revised downward to give effect to the fiscal terms of the PSCs, including royalties due to the United Mexican States.

32.   Expand the disclosure relating to probable reserves and PV-10 to discuss the inherent uncertainty associated with such estimates. The discussion should include cautionary language to clearly indicate that the estimates of probable reserves and PV-10 are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty, and therefore they should not be summed arithmetically with the estimates for proved reserves and PV-10. Also note that the disclosure of the standardized measure of discounted future net cash flows is limited to proved reserves. Refer to FASB ASC 932-235-50-30.

33.   Provide us with the development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves and the estimated capital expenditures necessary to convert all of the proved and all of the probable undeveloped reserves disclosed as of December 31, 2016 to developed reserves. Please refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved and all of the probable undeveloped locations in the foregoing annual schedules are part of a development plan adopted by the management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

34.   Provide us with the development schedule, indicating for each future annual period, the number of gross wells, the net quantities of reserves and the estimated capital

expenditures relating to all of the proved and all of the probable developed non-producing reserves disclosed as of December 31, 2016. Furthermore, please provide us with an explanation of the activities necessary to initiate production from these wells.

Development of Proved Undeveloped Reserves, page 190

35.   We note that Talos Energy did not incur any capital expenditures to convert proved undeveloped reserves to developed status during 2016. In comparison, disclosure on page FS-52 indicates total future capital expenditures of $664.3 million of which approximately $305 million appears to be related to the future development of proved undeveloped reserves at December 31, 2016. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation and expand the disclosure to explain why there is a reasonable expectation that there will be the financing required to develop all of the proved undeveloped reserves within five years of initial disclosure as would be required of a public company pursuant to Rule 4-10(a)(31)(ii) of Regulation S-K. The explanation should also take into consideration the capital expenditures relating to probable reserves that are scheduled concurrent to the development of the proved undeveloped reserves as well as any capital expenditures remaining beyond five years of initial disclosure.

36.   Expand the explanation for revisions of previous estimates to further describe the basis for removing certain oil and natural gas PUD reserves. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

37.   We note disclosure indicating there are no PUD reserves scheduled to be developed beyond five years of initial disclosure as PUD reserves with the exception of six sidetrack wells from existing wellbores. Please expand the disclosure to provide the net quantities of such reserves, if material.

Government Regulation, page 198

38.   We note that Talos Energy currently has exploration activities in offshore Mexico. In this regard, if material, please revise to include a discussion of international law, including Mexico law, which may be applicable to Talos Energy's operations.

Outlook and Planned Capital Investments, page 208

39.   In a future amendment, please update your capital expenditures disclosures for 2018.

Executive Compensation, page 249

40.   Please update executive compensation and director compensation for Talos Energy to reflect data for the last completed fiscal year. Please refer to Item 18(a)(7) of Form S-4 and Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Other

41.   Please provide the security ownership disclosure required by Item 18(a)(5)(ii) of Form S-4. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Exhibits

42.   Please file copies of the production sharing contracts with the National Hydrocarbon Commission of Mexico as exhibits to your registration statement or explain why they are not required to be filed. Refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Rebecca L. Tyler
        Akin Gump Strauss Hauer & Feld LLP